UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Sanchez Production Partners LP

(Name of Issuer)

Sanchez Production Partners LP

Sanchez Oil & Gas Corporation

SP Holdings, LLC

Sanchez Energy Partners I, LP

Antonio R. Sanchez, III

Gerald F. Willinger

(Names of Persons Filing Statement)

Common Units Representing Class B Limited Liability Company Interests

(Title of Class of Securities)

79971A 106

(CUSIP Number)

Charles C. Ward Chief Financial Officer, Treasurer and Secretary Sanchez Production Partners LLC 1000 Main Street, Suite 3000 Houston, Texas 77002 (713) 783-8000	Antonio R. Sanchez, III Co-President Sanchez Oil & Gas Corporation 1000 Main Street, Suite 3000 Houston, Texas 77002 (713) 783-8000

(Name, Address and telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

G. Michael O’Leary

Scott L. Olson

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

This statement is filed in connection with (check the appropriate box):

a	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☒	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer.
d	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Sanchez Production Partners LP (“Sanchez LP”), Sanchez Oil & Gas Corporation (“SOG”), SP Holdings, LLC (“SP Holdings”), Sanchez Energy Partners I, LP, Antonio R. Sanchez, III and Gerald F. Willinger.

This Transaction Statement relates to the Plan of Conversion, dated as of August 25, 2014 (the “Plan of Conversion”), of Sanchez Production Partners LLC (formerly known as Constellation Energy Partners LLC) (“SPP LLC”). Pursuant to the Plan of Conversion each common unit of SPP LLC was converted into one common unit of Sanchez LP, the outstanding Class A units of SPP LLC were converted into common units of Sanchez LP in a number equal to 2% of the Sanchez LP common units outstanding immediately after the Conversion (after taking into account the conversion of such Class A units) and the outstanding Class Z unit was cancelled. In addition, an affiliate of SOG became the general partner of Sanchez LP, and incentive distribution rights were issued by Sanchez LP to SP Holdings. The transactions contemplated by the Plan of Conversion, including the agreement of limited partnership of Sanchez LP contemplated thereby, are referred to herein collectively as the “Conversion.”

SPP LLC filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (Registration No. 333-198440) (as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6 and No. 7 thereto, the “Form S-4”), which contains a proxy statement/prospectus (the “proxy statement/prospectus”), which constitutes (i) a prospectus of SPP LLC under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the common units of Sanchez LP issued in connection with the Conversion and (ii) a notice of meeting and a proxy statement of SPP LLC under Section 14(a) of the Exchange Act, with respect to the special meeting of SPP LLC’s unitholders, at which SPP LLC’s unitholders were asked to consider and vote on, among other matters, a proposal to approve the Plan of Conversion. The Form S-4 was declared effective by the SEC on January 30, 2015, and the proxy statement/prospectus was mailed to SPP LLC unitholders on or about February 5, 2015. A copy of the proxy statement/prospectus is filed herewith as Exhibit (a)-(3) and a copy of the Plan of Conversion is attached as Annex A to the proxy statement/prospectus.

On March 5, 2015, SPP LLC filed an additional registration statement on Form S-4 (File No. 333-202526) (the “Upsized S-4”) to register additional common units of Sanchez LP to be issued in connection with the Conversion. On March 6, 2015, Sanchez LP filed post-effective amendment to the Form S-4 and the Upsized S-4 to adopt such registration statement as its own registration statements for all purposes under the Securities Act of 1933 and the Exchange Act.

This Amendment No. 6 to the Schedule is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Schedule.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the proxy statement/prospectus, including all annexes thereto and documents incorporated by reference therein, is hereby expressly incorporated herein by reference. Terms used but not defined in this Schedule shall have the meanings given to them in the proxy statement/prospectus.

Item 15. Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On March 6, 2015, SPP LLC held a special meeting of its unitholders in order to vote upon a proposal relating to the Conversion. At the meeting, the SPP LLC unitholders voted to approve the Plan of Conversion.

On March 6, 2015, SPP LLC filed a Certificate of Conversion with the Secretary of State of the State of Delaware, pursuant to which SPP LLC converted from a limited liability company to a limited partnership.

As a result of the Conversion, the registration of SPP LLC’s common units representing Class B limited liability company interests under the Exchange Act will be terminated upon application to the SEC, and such common units are no longer be listed on any quotation system or exchange, including the NYSE MKT.

Item 16. Exhibits

(a)-(1) Letter to Unitholders of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on February 4, 2015

(a)-(2) Notice of Special Meeting of Unitholders of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on February 4, 2015

(a)-(3) Proxy Statement of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on February 4, 2015

(a)-(4) Prospectus of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on February 4, 2015

(a)-(5) Press Release dated August 28, 2014, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on August 28, 2014

(a)-(6) Press Release dated March 6, 2015, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Sanchez Production Partners LP with the Securities and Exchange Commission on March 6, 2015

(a)-(7) Form of Proxy for Sanchez Production Partners LLC Common Units, incorporated by reference to Exhibit 99.1 to Amendment No. 7 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on January 26, 2015

(b) Not applicable

(c) Not applicable

(d)-(1) Plan of Conversion of Constellation Energy Partners LLC, incorporated herein by reference to Annex A to the proxy statement/prospectus included in Amendment No. 7 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on January 26, 2015

(d)-(2) Registration Rights Agreement, dated as of August 9, 2013, between Sanchez Production Partners LLC and Sanchez Energy Partners I, LP, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on August 9, 2013

(d)-(3) Shared Services Agreement, dated May 8, 2014, between Sanchez Production Partners LLC and SP Holdings, LLC, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on May 8, 2014

(f) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the proxy statement/prospectus included in Amendment No. 7 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on January 26, 2015

(g) Not applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANCHEZ PRODUCTION PARTNERS LP

By:	Sanchez Production Partners GP LLC, its general partner

By:	/s/ Charles C. Ward
Name:	Charles C. Ward
Title:	Chief Financial Officer, Treasurer and Secretary
Date:	March 18, 2015

SANCHEZ OIL & GAS CORPORATION

By:	/s/ Antonio R. Sanchez, III
Name:	Antonio R. Sanchez, III
Title:	Co-President
Date:	March 18, 2015

SP HOLDINGS, LLC

By:	SP Capital Holdings, LLC, its manager

By:	/s/ Antonio R. Sanchez, III
Name:	Antonio R. Sanchez, III
Title:	Manager
Date:	March 18, 2015

SANCHEZ ENERGY PARTNERS I, LP

By:	SEP Management I, LLC, its general partner

By:	/s/ Antonio R. Sanchez, III
Name:	Antonio R. Sanchez, III
Title:	President & Chief Executive Officer
Date:	March 18, 2015

/s/ Antonio R. Sanchez, III
Name:	Antonio R. Sanchez, III
Date:	March 18, 2015

/s/ Gerald F. Willinger
Name:	Gerald F. Willinger
Date:	March 18, 2015

Exhibit Index

(a)-(1) Letter to Unitholders of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on February 4, 2015

(a)-(2) Notice of Special Meeting of Unitholders of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on February 4, 2015

(a)-(3) Proxy Statement of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on February 4, 2015

(a)-(4) Prospectus of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on February 4, 2015

(a)-(5) Press Release dated August 28, 2014, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on August 28, 2014

(a)-(6) Press Release dated March 6, 2015, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Sanchez Production Partners LP with the Securities and Exchange Commission on March 6, 2015

(a)-(7) Form of Proxy for Sanchez Production Partners LLC Common Units, incorporated by reference to Exhibit 99.1 to Amendment No. 7 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on January 26, 2015

(b) Not applicable

(c) Not applicable

(d)-(1) Plan of Conversion of Constellation Energy Partners LLC, incorporated herein by reference to Annex A to the proxy statement/prospectus included in Amendment No. 7 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on January 26, 2015

(d)-(2) Registration Rights Agreement, dated as of August 9, 2013, between Sanchez Production Partners LLC and Sanchez Energy Partners I, LP, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on August 9, 2013

(d)-(3) Shared Services Agreement, dated May 8, 2014, between Sanchez Production Partners LLC and SP Holdings, LLC, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on May 8, 2014

(f) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the proxy statement/prospectus included in Amendment No. 7 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on January 26, 2015

(g) Not applicable